

November 16, 2011

Via Facsimile
Bryan Hammond
Chairman of the Board and President
Explore Anywhere Holding Corp.
6150 West 200 South #3
Wabash, Indiana 46992

> **Re: Explore Anywhere Holding Corp.**
> **Amendment No. 6 to Form 8-K**
> **Filed October 21, 2011**
> **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed October 21, 2011**
> **Amendment No. 2 to Form 10-Q for the Quarterly Period Ended**
> **September 30, 2011**
> **Filed November 15, 2011**
> **Amendment No. 2 Form 10-Q for the Quarterly Period Ended**
> **March 31, 2011**
> **Filed October 21, 2011**
> **File No. 001-33933**

Dear Mr. Hammond:

We have reviewed your filings and have the following comments.

<center>Amendment No. 6 to Form 8-K</center>

General

1. We note your response to comment 2 of our letter dated August 4, 2011. Please include the acknowledgements in your response letter signed by an authorized officer of the company.

Summary Compensation Table, page 18

2. There does not appear to be disclosure that corresponds to the apparent footnote (2) notation next to Boyd V. Applegate. Please revise and advise.

<u>Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2010</u>
<u>Amendment No. 2 to Form 10-Q for the quarterly period ended September 30, 2011</u>
<u>Amendment No. 2 to Form 10-Q for the quarterly period Ended March 31, 2011</u>

<u>Certifications, Exhibits 31.1 and 31.2</u>

3. We note your responses to comments 10 and 12 of our letter dated August 4, 2011. In future Form 10-K and 10-Q filings, please file the certification exactly as set forth in Item 601(b)(31) of Regulation S-K. Please carefully review the certifications filed with your 10-Q/A and 10-K/A, which both contain mistakes, though in slightly different ways. We note that in sections 2 and 3 you inserted the word "annual" or "quarterly" before "report", in sections 4(a), (b), and (c) you inserted the word "my" instead of "our" and in sections 5(a) and (b) you inserted the word "small business issuer" instead of registrant."

You may contact Patricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Craig Slivka, for

Pamela Long
Assistant Director

Cc: <u>Via Facsimile</u>
        W. Scott Lawler, Esq.
        3550 N. Central Avenue, Suite 1025
        Phoenix, Arizona 85012